Exhibit 5.1

Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

August 17, 2016

Board of Directors

Fortress Biotech, Inc.

2 Gansevoort Street, 9th Floor

New York, New York 10014

Ladies and Gentlemen:

We have acted as counsel to Fortress Biotech, Inc., a Delaware corporation (the “Company”), in connection with the sale of up to $70,000,000 shares of its common stock, par value $0.001 per share (the “Shares”), pursuant to a Registration Statement on Form S-3 (File No. 333-189935) filed with the Securities and Exchange Commission (the “Commission”) on July 12, 2013 and amended on August 16, 2013 (including the base prospectus and sales prospectus contained therein, the “Registration Statement”), and the prospectus and prospectus supplement filed with the Commission pursuant to Rule 424(b)(3) on August 20, 2013 and the date hereof, respectively (together, the “Prospectus”). All of the Shares are to be sold by the Company as described in the Registration Statement and the Prospectus. The Shares are to be issued and sold by the Company pursuant to an Amended and Restated At Market Issuance Sales Agreement, dated August 17, 2016 (the “Sales Agreement”), between the Company, MLV & Co. LLC and FBR Capital Markets & Co.

In connection with this opinion letter, we have examined the Registration Statement and the Prospectus (together, the “Transaction Documents”), the Certificate of Incorporation and Bylaws of the Company, as currently in effect and such other documents, records, certificates, memoranda and other instruments as we deem necessary as a basis for this opinion. We have assumed the completeness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof (and the completeness and authenticity of the originals), and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof. We also have assumed that the Prospectus was timely filed. Further, we have assumed that the aggregate gross amount of Shares sold will not exceed $70,000,000.

Our opinion is expressed only with respect to the federal laws of the United States of America and the General Corporation Law of the State of Delaware. We express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof.

Board of Directors

Fortress Biotech, Inc.

August 17, 2016

On the basis of the foregoing, and in reliance thereon, we are of the opinion that the Shares, when sold and issued in accordance with the Sales Agreement and the Transaction Documents, will be validly issued, fully paid, and nonassessable.

We consent to the filing of this opinion letter as an exhibit to the Company’s Current Report on Form 8-K filed with the Commission on or about August 17, 2016.

Very truly yours,

/s/ Wyrick Robbins Yates & Ponton LLP